# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAZE THERAPEUTICS, INC., CIK 0001842295
CUSIP: 578784100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 171 OYSTER POINT BOULEVARD, SUITE 300, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-012489
Filed by CIK 0001845041

## Reporting persons
- GV 2019, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 784,019; sole dispositive power 0; shared dispositive power 784,019; aggregate amount beneficially owned 784,019 (1.6% of the class)
- GV 2019 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 784,019; sole dispositive power 0; shared dispositive power 784,019; aggregate amount beneficially owned 784,019 (1.6% of the class)
- GV 2019 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 784,019; sole dispositive power 0; shared dispositive power 784,019; aggregate amount beneficially owned 784,019 (1.6% of the class)
- GV 2023, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 604,564; sole dispositive power 0; shared dispositive power 604,564; aggregate amount beneficially owned 604,564 (1.3% of the class)
- GV 2023 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 604,564; sole dispositive power 0; shared dispositive power 604,564; aggregate amount beneficially owned 604,564 (1.3% of the class)
- GV 2023 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 604,564; sole dispositive power 0; shared dispositive power 604,564; aggregate amount beneficially owned 604,564 (1.3% of the class)
- Alphabet Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,388,583; sole dispositive power 0; shared dispositive power 1,388,583; aggregate amount beneficially owned 1,388,583 (2.9% of the class)
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,388,583; sole dispositive power 0; shared dispositive power 1,388,583; aggregate amount beneficially owned 1,388,583 (2.9% of the class)
- Alphabet Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,388,583; sole dispositive power 0; shared dispositive power 1,388,583; aggregate amount beneficially owned 1,388,583 (2.9% of the class)

## Item 1. Issuer
Name of issuer: MAZE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 171 OYSTER POINT BOULEVARD, SUITE 300, SOUTH SAN FRANCISCO, CA, 94080.

## Item 2. Person Filing
Name of person filing:
GV 2019, L.P., a Delaware limited partnership (the "2019 Partnership")
GV 2019 GP, L.P., a Delaware limited partnership ("2019 GP")
GV 2019 GP, L.L.C., a Delaware limited liability company ("2019 LLC")
GV 2023, L.P., a Delaware limited partnership (the "2023 Partnership")
GV 2023 GP, L.P., a Delaware limited partnership ("2023 GP")
GV 2023 GP, L.L.C., a Delaware limited liability company ("2023 LLC")
Alphabet Holdings LLC, a Delaware limited liability company ("Alphabet Holdings")
XXVI Holdings Inc., a Delaware corporation ("XXVI")
Alphabet Inc., a Delaware corporation ("Parent" and, together with the 2019 Partnership, 2019 GP, 2019 LLC, the 2023 Partnership, 2023 GP, 2023 LLC, Alphabet Holdings, and XXVI, the "Reporting Persons")
Address of principal business office or, if none, residence:
1600 Amphitheatre Parkway
Mountain View, CA 94043
Citizenship: Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of December 31, 2025, the Reporting Persons may be deemed to beneficially own an aggregate 1,388,583 shares of the Common Stock of Maze Therapeutics, Inc. (the "Issuer").

As of December 31, 2025, the 2019 Partnership was the direct beneficial owner of 784,019 of the shares of the Issuer's Common Stock described in the preceding paragraph. 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2019 Partnership.

As of December 31, 2025, the 2023 Partnership was the direct beneficial owner of 604,564 of the shares of the Issuer's Common Stock described in the second paragraph of this Item 4(a). 2023 GP is the general partner of the 2023 Partnership, and 2023 LLC is the general partner of 2023 GP. As such, 2023 GP and 2023 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2023 Partnership.

Additionally: (i) Alphabet Holdings is the sole managing member of both 2019 LLC and 2023 LLC; (ii) XXVI is the sole managing member of Alphabet Holdings; and (iii) Parent is the controlling stockholder of XXVI. As such, as of December 31, 2025, for purposes of Section 13(d) of the Exchange Act, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer's securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 1,388,583 shares of the Issuer's Common Stock.

Notwithstanding, the filing of this Statement shall not be construed as an admission that: (i) the 2019 Partnership, 2019 GP and 2019 LLC (collectively, the "2019 Affiliates"), on the one hand, or (ii) the 2023 Partnership, 2023 GP and 2023 LLC (collectively, the "2023 Affiliates"), on the other hand, is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, or for any other purpose, the direct or indirect beneficial owner of any of the Issuer's securities reported herein as beneficially owned by the other. The 2019 Affiliates and the 2023 Affiliates (each, an "Affiliate Group") expressly disclaim beneficial ownership of the securities beneficially owned by the other Affiliate Group.
Percent of class:
As of December 31, 2025, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 2.9% of the Issuer's outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 1.6%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; (ii) 1.3%, directly to the 2023 Partnership and indirectly to each of 2023 GP and 2023 LLC; and (ii) 2.9%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 48,119,444 shares of the Issuer's Common Stock outstanding as of November 3, 2025 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2025, filed with the SEC on Form 10-Q on November 6, 2025.
Sole power to vote or to direct the vote:
2019 Partnership: 0
2019 GP: 0
2019 LLC: 0
2023 Partnership: 0
2023 GP: 0
2023 LLC: 0
Alphabet Holdings: 0
XXVI: 0
Parent: 0
Shared power to vote or to direct the vote:
2019 Partnership: 784,019
2019 GP: 784,019
2019 LLC: 784,019
2023 Partnership: 604,564
2023 GP: 604,564
2023 LLC: 604,564
Alphabet Holdings: 1,388,583
XXVI: 1,388,583
Parent: 1,388,583
Sole power to dispose or to direct the disposition:
2019 Partnership: 0
2019 GP: 0
2019 LLC: 0
2023 Partnership: 0
2023 GP: 0
2023 LLC: 0
Alphabet Holdings: 0
XXVI: 0
Parent: 0
Shared power to dispose or to direct the disposition:
2019 Partnership: 784,019
2019 GP: 784,019
2019 LLC: 784,019
2023 Partnership: 604,564
2023 GP: 604,564
2023 LLC: 604,564
Alphabet Holdings: 1,388,583
XXVI: 1,388,583
Parent: 1,388,583

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GV 2019, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2019 GP, L.L.C., the General Partner of GV 2019 GP, L.P., its General Partner (02/06/2026)
- GV 2019 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2019 GP, L.L.C., its General Partner (02/06/2026)
- GV 2019 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (02/06/2026)
- GV 2023, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2023 GP, L.L.C., the General Partner of GV 2023 GP, L.P., its General Partner (02/06/2026)
- GV 2023 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2023 GP, L.L.C., its General Partner (02/06/2026)
- GV 2023 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (02/06/2026)
- Alphabet Holdings LLC: /s/ Kathryn W. Hall, Kathryn W. Hall/Secretary (02/06/2026)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (02/06/2026)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (02/06/2026)